August 29, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance, Office of Manufacturing

Washington, D.C. 20549

Attention: Dale Welcome

Jean Yu

Re:	Westrock Coffee Co. Form 10-K for Fiscal Year Ended December 31, 2023 Filed March 15, 2024 File No. 001-41485

Ladies and Gentlemen:

On behalf of Westrock Coffee Company (the “Company”), set forth below is the response of the Company to the follow-up comment of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated August 21, 2024, regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2023 filed with the Commission on March 15, 2024 (the “10-K”).

For your convenience, the Staff’s comment is recited below in bold, followed by the Company’s response. Page references herein correspond to the page of the 10-K. References to “we”, “us”, or “our” refer to the Company.

Form 10-K for the Fiscal Year Ended December 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations Adjusted EBITDA, page 30

1.	Based upon your response to prior comment 1, as well as the information provided in your July 18, 2024 response letter, we note management utilizes Adjusted EBITDA as an operating performance measure and the Conway extract and ready-to-drink facility start-up costs appear to be normal operating expenses necessary to operate your business. In this regard, the adjustment to your Adjusted EBITDA non-GAAP performance measure for these costs is inconsistent with Question 100.01 of the Division of Corporation Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Please revise your presentation in future filings to remove this adjustment.

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Manufacturing

August 29, 2024

The Company respectfully acknowledges the Staff’s comment and appreciates the recent discussions between the Staff and the Company’s representatives. In response to the Staff’s comment, and based on conversations with the Staff, we are providing the following supplemental information for your consideration.

Company History

The Company was formed in April 2009 for the purpose of creating vertically integrated supply chains through which we could provide premium coffee products to consumers in the United States while at the same time providing smallholder coffee farmers and their families in developing countries the ability to advance their quality of life and economic well-being. Since its inception, our U.S.-based business has focused on selling whole bean and roast and ground “hot” coffee in bags and single serve cups to retail customers. In February 2020, the Company purchased S&D Coffee, Inc. (“S&D”) which was one of the largest custom coffee roasters to customers in the foodservice industry. While our customer base expanded with the acquisition of S&D, as did the scale of our platform, our product offerings continued to largely center around hot black coffee and hot and iced tea, with some bulk extract capabilities.

At December 31, 2023, the Company had a total of seven manufacturing facilities in operation. Of these seven facilities, five were acquired through acquisitions, while only two facilities, our 85,000 square foot single-serve facility in North Little Rock, Arkansas (the “Collins Facility”), and our 92,000 roast and ground facility in Johor Bahru, Malaysia, were opened by the Company. The Collins Facility was opened in 2012, and the Malaysian facility was opened in 2022. In each of these instances, the costs to open the facilities were primarily related to the purchase of manufacturing equipment, and there were not significant or material non-capitalizable costs incurred prior to production. As a result, there was no adjustment to our calculation of our Adjusted EBITDA non-GAAP performance measure for any pre-production start-up related costs related to these facilities.

Conway Extract and Read-to-Drink Facility

Following the acquisition of S&D, the Company began to see a growing consumer shift, particularly with younger consumers, from hot, black coffee products to ready-to-drink (“RTD”) cold coffee products. To participate in this industry transforming movement, the Company undertook to design and build a large-scale extract and RTD facility in Conway, Arkansas (the “Conway Facility”).

To finance the construction of the Conway Facility, the Company went public in August 2022 via a de-SPAC merger transaction with Riverview Acquisition Corp (the “SPAC”), receiving approximately $49.8 million in cash, net of SPAC transaction expenses, from the trust account of the SPAC, and substantially concurrent with the de-SPAC transaction, $205.9 million in cash proceeds from Common Stock PIPE investments. A significant value proposition for both the SPAC and PIPE investors was the construction of the Conway Facility, as the facility, when fully constructed, will serve as the catalyst for the material increase in the Company’s earning potential in the years following the completion of construction. The construction of the 524,000

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Manufacturing

August 29, 2024

square foot Conway Facility and the associated 530,000 square foot distribution center represents the largest capital project in the Company’s history, is more than twice as large as all of our other manufacturing facilities combined and will provide the Company with scaled manufacturing and packaging capabilities which the Company does not currently possess.

Conway Facility Capabilities and Start-up Sequencing

The following table lists the capabilities being placed into commercial production at the Conway Facility and the date on which each capability was, or is expected to be, placed into commercial production.

Capability	Date of First Commercial Production
Multi-Serve Plastic Bottle Line	May 2024
Green Coffee Roasting, Grinding and Extraction	August 2024
High-Speed Can Line	September/October 2024
Glass Bottle Line	June 2025

Once a particular capability is placed into commercial production, the volume through-put for that capability scales over time until such time as the capability can run at full capacity (“production scale up”) within the required health, safety and product specifications. For example, the Company began commercial production of its multi-serve plastic bottle line in May 2024. We will scale the volume output for the multi-serve plastic bottle line over the next several months to ensure it continues to perform within the required health, safety and product specifications as production output is increased to its targeted production capacity.

Start-up Costs

Conway Facility start-up costs can be properly separated into one of two buckets:

a)	non-capitalizable, costs necessary to place production and packaging capabilities into commercial production (“pre-production costs”), and
b)	recurring operating costs incurred once a capability is placed into commercial production but before completion of the production scale up (“scale up operating costs”).

The Company respectfully submits that the adjustment for pre-production costs are appropriate based on the guidance in Question 100.01 of the Division of Corporation Finance Compliance & Disclosure Interpretations on Non-GAAP Measures, due to (i) the extraordinary nature of the costs, given the size and scale of the Conway Facility and (ii) because of the uniqueness of the costs, as the Company does not have a history of constructing, or future plans to construct, a facility comparable to the Conway Facility.

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Manufacturing

August 29, 2024

With respect to scale up operating costs (i.e. recurring operating costs incurred during production scale up), the Company respectfully acknowledges the Staff’s comment and submits that in future filings, the Company will remove the adjustment for these costs from the presentation of our Adjusted EBITDA non-GAAP performance measure. However, given that the first capability in the Conway Facility was operationalized in the second quarter of 2024, there would be no revision to our previously reported Adjusted EBITDA for periods prior to the three-months ended June 30, 2024, as there was no adjustment for such costs prior to that time.

Adjusted EBITDA

While we believe that net income (loss), as defined by GAAP, is the most appropriate earnings measure, we also believe that EBITDA and Adjusted EBITDA are important non-GAAP supplemental measures of operating performance as they contribute to a meaningful evaluation of the Company’s future operating performance and comparisons to the Company’s past operating performance. Additionally, we use these non-GAAP financial measures in evaluating the performance of our segments, to make operational and financial decisions and in our budgeting and planning process. The Company believes that providing these non-GAAP financial measures to investors helps investors evaluate the Company’s operating performance, profitability and business trends in a way that is consistent with how management evaluates such performance.

The Company believes that excluding the pre-production costs from our presentation of Adjusted EBITDA is important to management of the Company and investors, as it allows the Company’s core operating performance to be evaluated on a consistent basis without burdening Adjusted EBITDA with these extraordinary costs.

The Company respectfully acknowledges that it is responsible for the adequacy and accuracy of our disclosures, notwithstanding any review, comments, action, or absence of action by the Staff.

We believe our response addresses your comment. However, we would be happy to speak to you directly if you need additional information or clarification.

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Manufacturing

August 29, 2024

Sincerely,

/s/ T. Christopher Pledger

T. Christopher Pledger
Chief Financial Officer

Contact Information:

T. Christopher Pledger

Chief Financial Officer

chris@westrockcoffee.com

Blake Schuhmacher

Chief Accounting Officer

blake.schuhmacher@westrockcoffee.com